EXHIBIT 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less pre-tax net income attributable to noncontrolling interests. Fixed charges include debt expense (interest expense, the amortization of deferred financing costs and the amortization of the cap premium), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Nine months ended September 30, 2011	Year ended December 31,
		2010	2009	2008	2007	2006
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$623,525	$743,990	$757,579	$656,720	$673,967	$514,492
Add:
Debt expense	179,340	181,607	185,755	224,716	257,147	276,703
Interest portion of rent expense	70,595	86,879	80,912	72,404	64,457	60,302
Less: Noncontrolling interests	(67,893)	(79,406)	(57,803)	(47,331)	(46,702)	(39,888)

	182,042	189,080	208,864	249,789	274,902	297,117

	$805,567	$933,070	$966,443	$906,509	$948,869	$811,609

Fixed charges:
Debt expense	$179,340	$181,607	$185,755	$224,716	$257,147	$276,703
Interest portion of rent expense	70,595	86,879	80,912	72,404	64,457	60,302
Capitalized interest	3,148	2,621	3,627	4,189	3,878	4,708

	$253,083	$271,107	$270,294	$301,309	$325,482	$341,713

Ratio of earnings to fixed charges	3.18	3.44	3.58	3.01	2.92	2.38